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                          January 22, 2021

       Keith Murphy
       Executive Chairman
       Organovo Holdings, Inc.
       440 Stevens Ave, Suite 200
       Solana Beach, CA 92075

                                                        Re: Organovo Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 19,
2021
                                                            File No. 333-252224

       Dear Mr. Murphy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey T. Hartlin,
Esq.